Tata Motors Limited

Bombay House

24, Homi Mody Street

Mumbai 400 001, India

April 20, 2009

Mr. Lyn Shenk

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-5546

Facsimile No.: (+1-202) 772-9213

RE:	Tata Motors Limited
Form 20-F for the fiscal year ended March 31, 2008
Filed September 30, 2008
File No. 001-32294

Dear Mr. Shenk,

This is in response to the Staff’s comment letter, dated March 13, 2009, relating to the annual report on Form 20-F of Tata Motors Limited (“the Company”) for the fiscal year ended March 31, 2008 (the “2008 Form 20-F”).

We will submit a copy of this letter as “correspondence” via EDGAR. For the Staff’s comments which may require revised disclosure, we propose to include the revised disclosure in our annual report on Form 20-F for the fiscal year ending March 31, 2009 (the “2009 Form 20-F”). The revised disclosure in the 2009 Form 20-F will reflect facts, data and conditions as of the respective dates as will be required or otherwise described in the 2009 Form 20-F.

For your convenience, we have included your comments in this response letter in italicized form and keyed our response accordingly. The page number references in our responses are to the 2008 Form 20-F. Our responses to the comments are as follows.

Note 26: Segment Reporting, page F-52

1.

We note your response to prior comment 1. In this regard, in future filings please provide expanded and separate disclosure in this segment footnote explaining why the company believes the financial services operations should not be presented as a separate segment pursuant to SFAS 131. Your disclosure should discuss the nature of the activities of these operations. You should also specifically discuss, as provided in your response, that the chief operating decision maker manages TMF and TMFL and assesses their performance as an integral part of the overall automotive business and separate operating results from your financial activities are not used in making decisions about resources to be allocated and assessing performance, as the operating results of TMF and TMFL also do not consider all of the interest or cost of funds employed related to those used in their financing activities.

Response:

The Company confirms to the Staff that expanded and separate disclosures in the segment footnote responsive to the Staff’s comment, including the specific disclosure requested in the Staff’s comment will be provided in future filings.

Note 28: Subsequent Events, page F-55

2.	We note your response to prior comment 3. Please provide us the purchase price allocation pursuant to Generally Accepted Accounting Principles in the United States once the information has been finalized (reviewed by management and subjected to the company’s internal controls and approvals). If the allocation has not been finalized as of the time of your response to this letter, please keep us informed as to the status of the allocation via a letter uploaded to EDGAR.

Response:

As the Company expects to provide financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) in the 2009 Form 20-F, the Company will supplementally provide the purchase price allocation pursuant to IFRS once it has been finalized (reviewed by management and subjected to the Company’s internal controls and approvals). The Company is required to file Form 20-F by September, 2009 and expects to complete and provide the purchase price allocation by the end of June, 2009 and will inform the Staff if this schedule changes significantly.

The Company respectfully submits to the Staff that, if the purchase price allocation and the fact that the company expects to file IFRS financials is not otherwise contemporaneously disclosed publicly at the time of providing such information to the Staff, the Company would expect to submit a formal request that such information be given confidential treatment until the Company has otherwise disclosed this information publicly.

*            *            *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

the Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact C. Ramakrishnan (Chief Financial Officer) at 91-22-6665-8282 or Hoshang K. Sethna (Company Secretary) at +91-22 6665-7219.

Sincerely,

/s/ C. Ramakrishnan
C. Ramakrishnan
Chief Financial Officer

cc:

Joe Foti

Theresa Messinese

(Securities and Exchange Commission)

Ravi Kant, Chief Executive Officer and Managing Director

Hoshang K. Sethna, Company Secretary

(Tata Motors Limited)

Mukund Dharmadhikari

(Deloitte Haskins & Sells)

John D. Young, Jr.

Tracy I. Yuan

(Sullivan & Cromwell LLP)

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